BULL RUN CORPORATION
4370 Peachtree Road, N.E.
Atlanta, Georgia 30319-3099
(404) 266-8333

February 11, 2005

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Bull Run Corporation
Form 10-K for the fiscal year ended August 31, 2004
Form 10-Q for the period ended November 30, 2004
File No. 0-9385

Dear Mr. Spirgel:

Thank you for your letter of February 1, 2004 concerning the Staff’s review of the Bull Run Corporation Form 10-K for the fiscal year ended August 31, 2004 and its Form 10-Q for the period ended November 30, 2004. We anticipate that, given the nature of the Staff’s comments, and in order to provide the Staff a comprehensive response, it will be necessary for the Registrant to coordinate the review and input of the Registrant’s management and administrative personnel and its external legal and accounting advisors. Accordingly, this is to advise you that the Registrant anticipates providing a response to the Staff’s comments by February 28, 2005. Of course, if the Registrant is in a position to provide its response prior to that date, it will do so.

I may be contacted directly by phone, at (704) 602-3107, by fax, at (859) 226-4308, or by e-mail, at fred.erickson@hostcommunications.com.

Very truly yours,

/s/ Frederick J. Erickson

Frederick J. Erickson
Vice President – Finance and Chief Financial Officer